                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                           Amendment No. 9

                            SCHEDULE 13D/A

              Under the Securities Exchange Act of 1934


                 Malibu Entertainment Worldwide, Inc.
-------------------------------------------------------------------------
                           (Name of Issuer)

                    Common Stock, $.01 par value
-------------------------------------------------------------------------
                   (Title of Class of Securities)

                              561182106
                              ---------

                            (CUSIP Number)

                  Malibu Entertainment Worldwide, Inc.

                         5895 Windward Parkway
                               Suite 220
                       Alpharetta, Georgia  30202
                            (770) 442-6640
--------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                            With a copy to:

                        Robert A. Profusek, Esq.
                       Jones, Day, Reavis & Pogue
                         599 Lexington Avenue
                       New York, New York 10022
                            (212) 326-3939

                            November 14, 1996
                 -------------------------------------
                  (Date of Event which Requires Filing
                           of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x].

===============================                =================================
      CUSIP No. 561182106           13D-1             Page 2 of ___ Pages
                ---------
===============================                =================================


================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MEI Holdings, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,323,513(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     81.4%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------
(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

===============================                =================================
      CUSIP No. 561182106           13D-1             Page 3 of ___ Pages
                ---------
===============================                =================================


================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     MEI GenPar, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,323,513(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     81.4%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     PN
================================================================================

                *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------
(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

===============================                =================================
      CUSIP No. 561182106           13D-1             Page 4 of ___ Pages
                ---------
===============================                =================================


================================================================================
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HH GenPar Partners
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) or 2(f)                                        |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OR ORGANIZATION

      Texas
--------------------------------------------------------------------------------
7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      39,323,513(1)
--------------------------------------------------------------------------------
8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
      SHARES*                                                               |_|
--------------------------------------------------------------------------------
9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      81.4%
--------------------------------------------------------------------------------
10    TYPE OF REPORTING PERSON

      PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------
(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

===============================                =================================
      CUSIP No. 561182106           13D-1             Page 5 of ___ Pages
                ---------
===============================                =================================



================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hampstead Associates, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Texas
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,323,513(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     81.4%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

===============================                =================================
      CUSIP No. 561182106           13D-1             Page 6 of ___ Pages
                ---------
===============================                =================================


================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RAW GenPar, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Texas
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,323,513(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     81.4%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

===============================                =================================
      CUSIP No. 561182106           13D-1             Page 7 of ___ Pages
                ---------
===============================                =================================


================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     InMed, Inc. d/b/a Incap, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     Texas
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,323,513(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     81.4%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!






----------
(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

===============================                =================================
      CUSIP No. 561182106           13D-1             Page 8 of ___ Pages
                ---------
===============================                =================================


================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Donald J. McNamara
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,323,513(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     81.4%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------
(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

===============================                =================================
      CUSIP No. 561182106           13D-1             Page 9 of ___ Pages
                ---------
===============================                =================================


================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Robert A. Whitman
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,323,513(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     81.4%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

===============================                =================================
      CUSIP No. 561182106           13D-1             Page 10 of ___ Pages
                ---------
===============================                =================================


================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Daniel A. Decker
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*



     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(e) or 2(f)                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     United States
--------------------------------------------------------------------------------
7    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     39,323,513(1)
--------------------------------------------------------------------------------
8    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
     SHARES*                                                                |_|
--------------------------------------------------------------------------------
9    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     81.4%
--------------------------------------------------------------------------------
10   TYPE OF REPORTING PERSON

     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


----------
(1) Does not reflect additional Common Shares to which the Reporting Person may be entitled, without the payment of additional consideration, upon the occurrence of certain future events beyond the Reporting Persons' control. See Item 5.

    This Amendment No. 9 amends and restates in its entirety the Statement on
Schedule 13D first filed on June 17, 1996, as amended by Amendments No. 1 through 8 (the "Schedule 13D"), by MEI Holdings, L.P., a Delaware limited partnership ("Holdings"), and certain other persons.

ITEM 1.  SECURITY AND ISSUER.

    This Schedule 13D relates to the Common Stock of Malibu Entertainment Worldwide, Inc., formerly known as Mountasia Entertainment International, Inc. (the "Company"). The principal executive offices of the Company are located at 5895 Windward Parkway, Suite 220, Alpharetta Georgia 30202, and its telephone number at such address is (770) 442-6650.

ITEM 2.  IDENTITY AND BACKGROUND.

    This Schedule 13D is filed by (i) MEI Holdings, L.P., a Delaware limited partnership ("Holdings"); (ii) MEI GenPar, L.P., a Delaware limited partnership ("MEI GP"); (iii) HH GenPar Partners, a Texas general partnership ("HH GP");
(iv) Hampstead Associates, Inc., a Texas corporation ("Associates"); (v) RAW GenPar, Inc., a Texas corporation ("RAW GP"); (vi) InMed, Inc. (d/b/a/ InCap, Inc.), a Texas corporation ("InMed"); (vii) Donald J. McNamara; (viii) Robert A. Whitman; and (ix) Daniel A. Decker. Messrs. McNamara, Whitman and Decker are United States citizens. Holdings, MEI GP, HH GP, Associates, RAW GP and InMed and Messrs. McNamara, Whitman and Decker are referred to herein collectively as the "Reporting Persons."

    Holdings is an entity that was formed to invest in the Company. MEI GP is, and its principal business is to act as, the sole general partner of Holdings. HH GP is, and its principal business is to act as, the managing general partner of MEI GP (and various other partnerships). Associates is, and its principal business is to act as, the managing general partner of HH GP. RAW GP and InMed are the only other general partners of HH GP. The address of the principal executive office of Holdings, MEI GP, HH GP, Associates, RAW GP and InMed is 4200 Texas Commerce Tower West, 2200 Ross Avenue, Dallas, Texas 75201.

    Mr. McNamara is the Chairman, President and a director of Associates and a director of the Company. Mr. Whitman is the President, Treasurer and a director of RAW GP and the Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Decker is the Chairman, President and a director of InMed, the Executive Vice President and Assistant Secretary of Associates and a director of the Company.

    Each of Donald J. McNamara, Robert A. Whitman and Daniel A. Decker is employed by The Hampstead Group, L.L.C. ("Hampstead"). Mr. McNamara is the Chairman and Co-Chief Executive Officer of

Hampstead, Mr. Whitman is the President and Co-Chief Executive Officer of Hampstead and Mr. Decker is the Executive Vice President and General Counsel of Hampstead. The principal business of Hampstead is to provide management services in respect of investments in site-based businesses. The business address of Hampstead and of each such individual is 4200 Texas Commerce Tower West, 2200 Ross Avenue, Dallas, Texas 75201.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The source of funds for Holdings' purchase of the shares of Common Stock of the Company ("Common Shares") was Holdings' working capital, which was obtained from capital contributions from its partners.

    The response to Item 4 is incorporated herein by this reference.

ITEM 4.  PURPOSE OF THE TRANSACTION.

    Holdings acquired 81.4% of the Common Shares in a series of transactions consisting of acquisitions (i) pursuant to the Investment Agreement between Holdings and the Company, dated as of June 5, 1996, as amended (the "Investment Agreement") and the Warrant issued in connection therewith (the "Warrant" and, together with the Investment Agreement, the "Recapitalization Agreement"), (ii) pursuant to Holdings' tender offers, commenced November 14, 1996 and completed on January 15, 1997, (the "Tender Offers") for any and all Common Shares not owned by it and certain convertible debentures of the Company (which were converted into Common Shares) and (iii) in exchange for Holdings' funding of the Company's $4.8 million redemption of certain of its convertible debentures pursuant to the Redemption Agreement, dated November 14, 1996, between the Company and Holdings (the "Redemption Agreement").
Each of these transactions has been publicly disclosed in other filings with the Commission by the Reporting Persons or the Company.

    Pursuant to the Recapitalization Agreement, Holdings may be entitled to the issuance of additional Common Shares in certain circumstances described in Item 5 hereof.

MANAGEMENT OF THE COMPANY; OTHER PAYMENTS

    Mr. Whitman, has served as the Chairman of the Board since the Closing Date and as Chief Executive Officer of the Company since November 7, 1996. Richard M. FitzPatrick, an employee of Hampstead has served as the Chief Financial Officer of the Company since November 7, 1996. Mr. Whitman did not receive any compensation for service in such capacities during 1996 and has agreed not to accept any compensation for such service through June 30, 1997. Thereafter, if applicable, the matter may be revisited but as of the date hereof there is no agreement or understanding with respect thereto. The Company has paid

$179,070 to Hampstead to reimburse it for salary and other costs of Mr. FitzPatrick and James T. Hands, who is also an employee of Hampstead, both of whom have worked substantially on a full-time basis on Company business since mid-1996, and pursuant to the Recapitalization Agreement reimbursed Hampstead for approximately $ 2.4 million of out-of-pocket costs incurred in its investments under the Recapitalization Agreement and in respect of the Tender Offer. Such payments were approved by the members of the Board not designated for election thereto by Holdings or employed by the Company.

PURPOSE; PLANS OR PROPOSALS

    The principal purpose of Holdings' acquisition of the beneficial ownership of the Common Shares was to acquire a significant equity interest in the Company.

    While Holdings and the other Reporting Persons presently have no plans or proposals of the type required to be disclosed by Item 4 of Schedule 13D other than those set forth above, such persons intend to review their investments in the Company from time to time and reserve the right to take or propose any action in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a) Holdings beneficially owns 39,323,513 shares of Common Shares. Pursuant to Recapitalization Agreement, as described below, Holdings is entitled (without the payment of additional consideration) to additional Common Shares upon the occurrence of certain future events outside the control of Holdings.

WARRANT TERMS

    Common Shares are issuable to Holdings under the Warrant (a) upon the exercise or conversion of warrants, options and other securities outstanding on the Closing Date ("Subject Securities") at prices below $3.75 or (b) the conversion or deemed conversion of any of the Company's subordinated convertible debentures outstanding on August 28, 1996 (the "Debentures").

    The number of shares issuable upon the conversion of a Subject Security is equal to the number of Common Shares received by the holder of the Subject Security as a result of such conversion less the number of Common Shares which would have been received by the holder of the Subject Security as a result of such conversion had the person converted the Subject Security at $3.75 (subject to adjustment as described below) (the "Trigger Price"), multiplied by the percentage of outstanding Common Shares of the Company that have then been acquired by Holdings pursuant to the Recapitalization Agreement (the "Holdings' Percentage Interest").

    The number of Common Shares issuable to Holdings under the Warrant upon conversion or deemed conversion of any Debentures equals the total number of Common Shares issued in connection with such conversion multiplied by Holdings' Percentage Interest. The Trigger Price and the number and class of shares to be issued pursuant to the Warrant are subject to customary antidilution protections. As of the date hereof, (i) 3,975,032 Common Shares have been issued to Holdings pursuant to the Warrant (primarily as a result of conversions of Debentures), (ii) no 9.1% Debentures or 10% Debentures, $725,000 in aggregate principal amount of 9% Debentures remain outstanding, and (iii) Subject Securities consisting of options and warrants to purchase 883,748 Common Shares remain outstanding.

POST-CLOSING ADJUSTMENT PROVISIONS

    Under the Recapitalization Agreement, if certain specified assumptions made by Holdings in making its initial investment were, are or become incorrect in a manner adverse to the value of Company at any time prior to December 31, 2000, Holdings is entitled to the issuance of additional Common Shares in recognition of the adverse impact on the assumed equity value of the Company (the "Post-Closing Adjustment Provisions"). As of the date hereof, 198,298 Common Shares have been issued to Holdings pursuant to the Post-Closing Adjustment Provisions. The number of additional shares issuable pursuant to the Post-Closing Adjustment Provisions, if any, cannot be determined at this time.

COMPANY CALL RIGHT/BACKSTOP RIGHT

    Also pursuant to the Recapitalization Agreement, the Company obtained the right, among other things and subject to certain limitations, (i) to require Holdings to invest in the Company up to an additional $22.7 million under the Company Call Option and (ii) to require Holdings to invest in the Company up to an additional $30.0 million to backstop rights offerings that the Company may undertake in the future.

    The Company exercised the Company Call Option in December 1996 and subsequently issued 9,017,745 Common Shares to Holdings. The actual number of shares so issuable depends in part on future events, including the extent to which Holdings is entitled to additional shares under the Warrant and the Post-Closing Adjustment Provisions. However, Holdings presently estimates that the total number of Common Shares so issuable will be between 9.0 million and 9.7 million (or $2.34 to $2.52 per share).

DISCLAIMER OF BENEFICIAL OWNERSHIP

    Messrs. McNamara, Whitman and Decker disclaim beneficial ownership of all equity securities of the Company held by Holdings.

    (b) Each of the Reporting Persons has shared power to vote and dispose of the equity securities described in (a) above.

    (c)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    The responses to Items 4 and 5 are incorporated herein by this reference, including the particular descriptions of the Investment Agreement, the Warrant and the Redemption Agreement. In addition, pursuant to the Recapitalization Agreement the Company entered into the Shareholder Agreements and Registration Rights Agreement described below.

SHAREHOLDER AGREEMENTS

    Pursuant to agreements entered into on the Closing Date, each of L. Scott Demerau and Julia Demerau agreed with the Company that they will not sell the Common Shares beneficially owned by them prior to June 30, 1998, except in certain circumstances (the "Shareholder Agreements"). Holdings believes that Mr. and Mrs. Demerau currently hold approximately 1.7 million Common Shares.

REGISTRATION RIGHTS AGREEMENT


    Pursuant to a Registration Rights Agreement entered into in connection with the Investment Agreement, the Company agreed, subject to certain limitations and under certain circumstances, to register for sale any shares of Common Shares that are held by the parties thereto (collectively, the "Registrable Securities"). All of the Common Shares beneficially owned by the Reporting Persons are Registrable Securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 1 -    Investment Agreement, dated as of June 5, 1996, as amended
                   (incorporated by reference to Exhibit 1 to Amendment No. 3 to Holdings' Schedule 13D filed September 25, 1996)

    Exhibit 2 -    Warrant, dated August 28, 1996 (incorporated by reference to
                   Exhibit 2 to Amendment No. 3 to Holdings' Schedule 13D filed
                   September 25, 1996)

    Exhibit 3 -    Registration Rights Agreement, dated August 28, 1996
                   (incorporated by reference to Exhibit 6 to Amendment No. 3 to Holdings' Schedule 13D filed September 25, 1996)

    Exhibit 4 -    Shareholder Agreements, dated August 28, 1996 (incorporated by reference to Exhibit 7 to Holdings' Schedule 13D filed
                   June 17, 1996)

    Exhibit 5 -    Redemption Agreement, dated November 14, 1996
                   (incorporated by reference to Exhibit (c)(6) to Amendment
                   No. 5 to Holdings' Schedule 13D filed November 14, 1996.

    Exhibit 99 -   Agreement Among Filing Parties (incorporated by reference to
                   Exhibit 99 to Holdings' Schedule 13D filed June 17, 1996)

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated: April 30, 1997


                         MEI HOLDINGS, L.P.


                           By:  MEI GenPar, L.P.
                                Its General Partner

                             By: HH GenPar Partners
                                 Its General Partner

                                By:  Hampstead Associates, Inc.
                                     Its Managing General Partner

                                  By:  /s/ Daniel A. Decker
                                       -----------------------------------------
                                       Daniel A. Decker
                                       Executive Vice President


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:  April 30, 1997


                         MEI GENPAR, L.P.



                           By:  HH GenPar Partners
                                Its General Partner

                             By: Hampstead Associates, Inc.
                                 Its Managing General Partner


                                By: /s/ Daniel A. Decker
                                    --------------------------------------------
                                    Daniel A. Decker
                                    Executive Vice President

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:  April 30, 1997


                         HH GENPAR PARTNERS


                         By: Hampstead Associates, Inc.
                             Its Managing General Partner

                           By: /s/ Daniel A. Decker
                               -------------------------------------------------
                               Daniel A. Decker
                               Executive Vice President


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, RAW GenPar, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:  April 30, 1997


                         HAMPSTEAD ASSOCIATES, INC.


                         By:  /s/ Daniel A. Decker
                              --------------------------------------------------
                              Daniel A. Decker
                              Executive Vice President


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., InMed, Inc., Donald J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:  April 30, 1997


                         RAW GENPAR, INC.


                         By:  /s/ Robert A. Whitman
                              --------------------------------------------------
                              Robert A. Whitman
                              President

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., Donald
J. McNamara, Robert A. Whitman and Daniel A. Decker.

Dated:  April 30, 1997


                         INMED, INC.


                         By:  /s/ Daniel A. Decker
                              --------------------------------------------------
                              Daniel A. Decker
                              President


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Robert A. Whitman and Daniel A. Decker.

Dated:  April 30, 1997


                          By:  /s/ Donald J. McNamara
                               -------------------------------------------------
                               Donald J. McNamara


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara and Daniel A. Decker.

Dated:  April 30, 1997


                         By:  /s/ Robert A. Whitman
                              --------------------------------------------------
                              Robert A. Whitman


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement may be filed collectively on behalf of it and each of MEI Holdings, L.P., MEI GenPar, L.P., HH GenPar Partners, Hampstead Associates, Inc., RAW GenPar, Inc., InMed, Inc., Donald J. McNamara and Robert A. Whitman.

Dated:  April 30, 1997


                         By:  /s/ Daniel A. Decker
                              --------------------------------------------------
                              Daniel A. Decker

                                  INDEX TO EXHIBITS

EXHIBIT            DESCRIPTION

1 Investment Agreement, dated as of June 5, 1996, as amended (incorporated by reference to Exhibit 1 to Amendment No. 3 to Holdings' Schedule 13D filed September 25, 1996)

2        Warrant, dated August 28, 1996 (incorporated by reference to
         Exhibit 2 to Amendment No. 3 to Holdings' Schedule 13D filed September 25, 1996)

3        Registration Rights Agreement, dated August 28, 1996
         (incorporated by reference to Exhibit 6 to Amendment No. 3 to Holdings' Schedule 13D filed September 25, 1996)

4 Shareholder Agreements, dated August 28, 1996 (incorporated by reference to Exhibit 7 to Holdings' Schedule 13D filed June 17, 1996)

5 Redemption Agreement, dated November 14, 1996 (incorporated by reference to Exhibit (c)(6) to Amendment No. 5 to Holdings'
         Schedule 13D filed November 14, 1996.

99       Agreement Among Filing Parties (incorporated by reference to
         Exhibit 99 to Holdings' Schedule 13D filed June 17, 1996)